Exhibit 99.4

Rio Tinto Ltd AGM – Address by the chief executive

JS Jacques, chief executive

Rio Tinto Ltd AGM, Melbourne

2 May 2018

**Check against delivery**

I would like to thank and acknowledge the traditional owners on whose land we meet today, the Wurundjeri people of the Kulin nation.

Good morning and welcome everyone.

I am absolutely delighted to report that in 2017, we delivered what we said we would and more.

We maximised cash generation and earnings through ‘value over volume’. We improved our margins to the best in a decade. We re-shaped our portfolio and invested in high return growth.

And most importantly, we delivered significant cash returns to you, our shareholders, including our highest ever dividend of US$5.2 billion.

We are proud of our performance but we are not complacent.  Our fantastic team of 47,000 people, are doing all they can to make Rio Tinto even stronger.

We are also proud of the significant contribution we make to the communities, governments and societies where we operate around the world.

In fact, our global direct economic contribution in 2017, was some US$42 billion.

This includes payments to suppliers and value add (such as, payables to governments, salaries and dividends). This is a substantial amount by anyone’s accounting.

In the new Business to People era, or B2P, we need to get better at explaining what we do, how we do it and how we contribute.

At Rio Tinto, we want to continue to be part of the solution as we have done for the last 145 years.

Our resilience has been built through decades and decades of performance and learnings.

We will take this into the new era, with purpose, an ongoing commitment to superior performance and a refreshed set of company values.

So, it is my great privilege to share a little more with you today on our 2017 results and how we see the world.

Let’s start with safety.

Safety is one of our core values. And this is why everyone in Rio Tinto deeply felt the loss of two of our colleagues in 2017.

Albert Lozano died at our Kennecott operation in the US, following injuries he suffered after SO2 exposure.

I was on site just after the event and witnessed first-hand how Albert’s death was an awful tragedy for his family, friends and colleagues.

Sadly, another of our colleagues, an exploration team member, Paul Fogarty, passed away due to health issues while working in Western Australia.

And just last week, we lost a colleague at our Sorel-Tracy site in Quebec, Canada.

All of these events are awful and sad tragedies.

We are doing all we can to learn from these incidents and build on the positive safety efforts of all of our colleagues around the world.  This is why I was so pleased to present the 2017 CEO safety award to our team at Oyu Tolgoi in Mongolia, in January.

This award recognises safety excellence across all of our global operations. Oyu Tolgoi was a stand-out given its significant safety improvement over the last three years.

I should also mention the other safety winners – Cape Lambert, our iron ore operation in WA for Most Improved, and Diavik, our diamonds business in Canada, for partnership with the Best Contractor. Well done to all the winning teams.

Critical Risk Management is now embedded across the business to help us eliminate fatalities.

We continue to focus on reducing injuries, improving process safety and supporting mental health.

Safety and health is Number one at Rio Tinto and a focus for us everyday, at every site.

At Rio Tinto we have a clear purpose, strategy, and values, to guide our actions.

Our purpose – As pioneers in mining and metals, we produce materials essential to human progress –  talks to the contribution mining makes to everyday life.

Our strategy – To deliver superior returns for our shareholders through the cycle – is well understood.

Our values are strong: safety, teamwork, respect, integrity, excellence – we aim to live up to them wherever we operate.

Looking ahead we will maintain our out-performance by focusing on our 4Ps framework:

Performance… Portfolio… Partners… and People.

•	Performance is about operating and commercial excellence
•	Portfolio is about world-class assets
•	Partners is about long-term relationships with our customers…suppliers....investors…governments and communities
•	And People is about developing industry-leading capabilities.

I will take you through each of these quickly, starting with performance.

Our value-over-volume approach is working.

As the chairman mentioned, in 2017, we delivered US$18.6 billion of underlying EBITDA and operating cash flows of US$13.9 billion.

We improved our margins to the best in a decade – with an EBITDA margin of 44 per cent. And our commitment to shareholder returns was made clear in the 2017 results. The full year dividend set a record.

We also managed to pay down debt and maintain the strength of our balance sheet – which is one of the strongest in the sector.

Each of our product groups contributed to our performance, let me share a few of the highlights of 2017.

In Iron Ore, we delivered industry-leading FOB EBITDA margins of 68 per cent, as customers demand higher-quality product, driven by a need to improve environmental performance.

In Aluminium, our integrated operations, delivered an EBITDA margin of 35 per cent, our highest since we acquired the Alcan business. This was achieved despite increases in input costs.

In Copper & Diamonds, we delivered free cash flow of US$319 millions, despite a 49 per cent increase in capital expenditure as activity ramped up at the Oyu Tolgoi underground project.

And in Energy & Minerals, we generated net cash from operating activities of almost US$2 billion, partly due to higher prices.

In 2018, I can assure you that every part of the business is focussed on maximising cash through driving productivity from mine to market, as we deliver commercial excellence.

For decades Rio Tinto has been respected for its excellence in operations which we aim to further improve.  We now also aim to raise the bar when it comes to our excellence in commercial.

This is why in January 2018 we strengthened our commercial organisation in Singapore.

Our chief commercial officer, Simon Trott and his team, have a mandate to look beyond the mine or production gate, to the market, to our customers and suppliers.

Let me give you two examples.

We want to partner better with our customers to further improve our premium products, such as the development of new aluminium alloys for the automotive industry.

In fact, it has just been announced that Rio Tinto is the first company in the world to receive certification under the Aluminium Stewardship Initiative. This recognises our commitment to responsible aluminium production, which is becoming more and more important to our customers and the consumers who buy their products.

We also want to work closely with our equipment suppliers, making the best use of their expertise, to plan the technology and productivity roadmaps for the smart mines of the future.

Turning now to portfolio.  Our aim is to have a world-class portfolio of assets that we run as world-class businesses.

With this in mind, in 2017, we further strengthened our portfolio, generating US$2.7 billion of proceeds from our divestments, including Coal & Allied.

We will continue to exit any assets or projects that do not fit our strategy. Let me give you some recent examples.

In January we received a binding offer of US$500 million for the sale of our Dunkerque aluminium smelter in northern France. We also announced the sale of our ISAL business in Iceland, and associated assets in the Netherlands and Sweden for US$345 million.

And in March we announced the sale of our coal assets in Queensland for a total of US$4.15 billion, which brings our total divestments announced for 2018 to nearly US$5 billion.

It is also important to note we have attractive growth options across the entire portfolio. These progressed well in 2017.

The Silvergrass iron ore mine was officially opened in August and work at Amrun and Oyu Tolgoi is advancing.

Amrun and Oyu Tolgoi will deliver Internal Rates of Return in excess of 20 per cent.

The Oyu Tolgoi underground project is almost two years into a five-year construction programme and remains well on track.

I saw it for myself in January of this year and the progress is impressive.

Oyu Tolgoi is a long term business that is creating value for all stakeholders – including for example, our 14,000 employees, and the Government of Mongolia.

We believe the established investment frameworks are fair to both Mongolia and all shareholders.

Indeed, we are encouraged by the Government of Mongolia’s and many of those in the business community’s, comments on the importance of maintaining the principles set-out in all of the investment agreements. These agreements underpin the US$5.3 billion dollar investment, with the involvement of 15 financial institutions, in the construction of the underground.

We are fully co-operating with the Parliamentary working group set-up to explore the benefits delivered by Oyu Tolgoi.

Looking further ahead, we continue to evaluate attractive medium to long-term growth opportunities.

Our commitment to exploration is as strong as ever.

We are actively exploring in 15 countries across the commodities spectrum, with a key interest in copper.

We are partnering with others – large and small – because we know that in our business, progress comes not only through good geology, but through partnership.

And with this in mind, let me cover, our third ‘P’, partnership. As I already mentioned we believe we are entering a new era – we call it the Business to People (B2P) era and it will require a fundamental shift in how we do business in the future.

We must engage people from our employees to our partners outside the mine gate – communities, customers, investors, governments, suppliers and the general public – in very different ways.

Our stakeholders have increasing expectations of transparency and information about our activities, as well as a desire for businesses to be purposeful.

We need to communicate in simple language, and most importantly our performance must match the words.

So, we see partnering as a make or break for us.

In 2017, we strengthened our focus on engagement with many of our key partners.

We invested $176 million across 1,300 community programmes – from health and environmental protection, to housing and business development.

In Australia we have supported science and education programmes for decades.

Let me give you some examples.

In Perth we have our 15-year old partnership with Scitech which promotes and engages primary and secondary students in STEM subjects.

In Weipa, in Queensland with Western Cape College our award-winning partnership is closely involved in school-based traineeships, on the job learning, apprenticeship programmes and university placements.

And in the context of increasing automation of our mines, this year we launched a partnership with the WA Government and South Metropolitan TAFE in Perth  to develop and tailor new education curriculums for the ‘workforce of the future’.

Working in partnership with governments and universities is what it is all about, and not just in Australia.

In Mongolia, over recent years more than 1,900 vocational teachers have received training and accreditation assistance through Oyu Tolgoi.

Late last year, we renewed a five-year partnership with Tsinghua University in China, to focus on environmental policy and responsible resource development.

Our pioneering training programme with SASAC, the body responsible for managing all of China’s State Owned Enterprises, will kick off in Perth over the weekend.

We hope to share our sustainable development practices with participants and develop deeper relationships.

We have also increased our efforts to drive local procurement.  For example in Queensland, the Amrun bauxite project has provided work for more than 700 Queensland companies.

And in Gove in the Northern Territory, we have supported training and economic development and last year signed the first contract to buy bauxite from a 100 per cent owned Indigenous mining company.

Last but not least, let me talk about our people. This is really about our 47,000 colleagues around the world and the ones we want to attract.

In the past 18 months we have:

•	invested more in leadership programmes;
•	lifted our intake of graduates;
•	progressed the development of key capabilities in areas such as technical,

commercial and partnering;

•	engaged our employees with a new purpose, and held sessions with all of our leaders on The way we work (our global code of conduct) and our values.

•

and launched two new policy initiatives: a global paid parental leave standard; and here in Australia, with the help of former Australian of the Year Rosie Batty, and White Ribbon, we gave our voice to programs to stop domestic violence and support our colleagues.

Lastly, you should know, we are absolutely committed to inclusion and diversity.  It is clear we have a lot of work to do, both as an industry and a company. But, we are working on it, from both a gender and a nationality perspective.

In closing, our first mine was on the banks of the Rio Tinto, a river in Spain – mined since ancient times, and prized by the Greeks and Romans.

By the late 1800s, Rio Tinto had become the world’s leading copper producer. And then we grew.

We have been in Australia and Canada for over 100 years, North America for about the same time, and in Africa for many decades.

The rest, as they say, is history.

We are very proud of our strong past, and the legacy of the generations of miners on whose shoulders we stand today.

And so, as we look to 2018 and beyond, we remain positive about the outlook for the industry and your company.

While we see some emerging inflationary and input cost pressure in the near term - as well as increasing volatility driven by trade and protectionism -  mid to long-term global growth is solid.  The world needs the metals and minerals we provide.

We remain focussed on delivering value to shareholders and pioneering progress in collaboration with our multiple partners in over 35 countries around the world.

Thanks for listening.

I’ll now hand you back to Simon.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404